SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	June	2011
Commission File Number	001-31395
Sonde Resources Corp.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News release, dated June 23, 2011.

Document 1

For Immediate Release	June 23, 2011

SONDE RESOURCES CORP.  COMPLETES THE SALE OF BLOCK 5(c) OFFSHORE TRINIDAD AND TOBAGO

CALGARY, ALBERTA (Marketwire – June 23, 2011) – Sonde Resources Corp. (“Sonde”) (TSX:  SOQ) (NYSE Amex LLC:  SOQ) announced today that it will receive a total of US$97.0 million from the sale of Sonde’s 25%  interest in Block 5(c), located off the east coast of Trinidad and Tobago.

Sonde sold the interest for US$87.5 million and received cash consideration of US$75.5 million plus purchase price adjustments of US$1.5 million and will receive US$57.0 million after applying the US$20.0 million deposit. Sonde will immediately request the return of the US$20 million security deposit on Block 5(c) from BG International Limited (“BG”).  This deposit has been reported as restricted cash within assets held for sale on our balance sheet.

Sonde will use the proceeds to fund its Western Canada drilling program and reduce its short term debt as appropriate.

Sonde Resources Corp. is a Calgary, Alberta, Canada based energy company engaged in the exploration and production of oil and natural gas.  Its operations are located in Western Canada and North Africa.  See Sonde’s website at www.sonderesources.com to review further detail on Sonde’s operations.

For Further Information Please Contact:

Sonde Resources Corp.
Suite 3200, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6
Investor Relations
Phone: (403) 294-1411
Fax: (403) 216-2374

www.sonderesources.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONDE RESOURCES CORP.
(Registrant)

Date:	June 23, 2011	By:	/s/ Kurt A. Nelson
			Name:	Kurt A. Nelson
			Title:	Chief Financial Officer